Exhibit 99.1

NEWS RELEASE

Endeavour Silver Files Amended MD&A

Vancouver, BC, Canada – September 25, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) announces that it has filed amended management’s discussion and analysis for the year ended December 31, 2008 (“Amended 2008 MD&A”) and for the six months ended June 30, 2009 (“Amended 2009 Q2 MD&A”) as a result of the review of its continuous disclosure documents in connection with its proposed short form prospectus offering announced on September 17, 2009.

The Amended 2008 MD&A corrects a reference to “earnings” under “Operating Performance—2008 Highlights” that should have been to “cash flow” and corrects typographical and clerical errors in cross-referencing information from the related financial statements.

The Amended 2009 Q2 MD&A includes an update on use of proceeds disclosures contained in the Company’s prospectus dated February 20, 2009 in connection with a $3 million special warrants financing completed in December 2008 and an update of its use of proceeds from a $14 million private placement financing of debentures completed in February 2009.  The Amended 2009 Q2 MD&A also corrects typographical and clerical errors in cross-referencing information from the related financial statements.

The Amended 2008 MD&A and the Amended 2009 Q2 MD&A have not otherwise been amended or updated for events subsequent to their filing dates of March 31, 2009 and August 12, 2009, respectively.

The financial statements that were filed for the two periods in question were correct and required no modification.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email: hugh@edrsilver.com or visit our website, www.edrsilver.com.